

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Suresh Venkatachari
Chief Executive Officer
Healthcare Triangle, Inc.
7901 Stoneridge Drive, Suite 220
Pleasanton, CA 94588

> **Re: Healthcare Triangle, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 9, 2022**
> **CIK No. 0001839285**

Dear Mr. Venkatachari:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology